SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dingdong (Cayman) Limited

(Name of Issuer)

Class A Ordinary Shares, par value of US$0.000002

(Title of Class of Securities)

25445D101**

(CUSIP Number)

20 October, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**CUSIP number 25445D101 has been assigned to the American Depositary Shares (“ADSs”) of Dingdong (Cayman) Limited (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “DDL.” Two ADSs represent three Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25445D101

1	Name of Reporting Persons CITIC Securities International Company Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,516,195

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,516,195

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,516,195

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.5%(1)

12	Type of Reporting Person (See Instructions) OO

(1) The percentage is calculated based on 299,797,728 Class A ordinary shares of the Issuer outstanding as disclosed in its Form 20-F dated May 2, 2022 filed with the Securities and Exchange Commission.

Item 1.
(a)	Name of Issuer: Dingdong (Cayman) Limited (“Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Building 6, 500 Shengxia Road, Shanghai, 200125 People’s Republic of China

Item 2.
(a)	Name of Person Filing: CITIC Securities International Company Limited
(b)	Address of Principal Business Office or, if none, Residence: 1 Tim Mei Avenue, 26 Floor, CITIC Tower, Central, Hong Kong
(c)	Citizenship: Hong Kong
(d)	Title of Class of Securities: Class A ordinary shares, par value US$0.000002.
(e)	CUSIP Number: 25445D101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.*

(a) Amount beneficially owned: See Item 9 of the cover pages to this Schedule 13G.
(b) Percent of class: See Item 11 of the cover pages to this Schedule 13G.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of the cover pages to this Schedule 13G.
(ii) Shared power to vote or to direct the vote See Item 6 of the cover pages to this Schedule 13G.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of the cover pages to this Schedule 13G.
(iv) Shared power to dispose or to direct the disposition of See Items 8 of the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* In Accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the “CITICSI Reporting Units”) of CITIC Securities International Company Limited and its subsidiaries and affiliates (collectively, “CITICSI Group”). This filing does not reflect securities, if any, beneficially owned by any operating units of CITICSI Group whose ownership of securities is disaggregated from that of the CITICSI Reporting Units in accordance with the Release.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023

CITIC Securities International Company Limited

By:	/s/ Xu Jianqiang
	Name:	Xu Jianqiang
	Title:	Director